Exhibit 4.18

AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the material terms of the securities of American Virtual Cloud Technologies, Inc., a Delaware corporation (“we,” “us,” “our” or “the company”), is not intended to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to our second amended and restated certificate of incorporation, as amended (the “Charter”), our amended and restated bylaws, as amended (the “Bylaws”), and the warrant agreement, dated as of July 27, 2017, between the company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), in each case incorporated by reference as exhibits to the company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Report”), and applicable Delaware law, including the Delaware General Corporation Law (the “DGCL”). We urge you to read the Charter, the Bylaws and the Warrant Agreement in their entireties for a complete description of the rights and preferences of our securities.

General

We are authorized to issue 500,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are currently outstanding.

Common Stock

Voting Power

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our common stock will possess all voting power for the election of our directors and all other matters requiring stockholder action. No holder of any series of preferred stock, as such, shall be entitled to any voting powers in respect thereof.

Liquidation, Dissolution and Winding Up

Subject to applicable law, and the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders our common stock shall be entitled to receive all the remaining assets of the Company available for distribution to our stockholders, ratably in proportion to the number of shares of common stock held by them.

Election of Directors

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Conversion, Redemption and Preemptive Rights

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock.

Certain Anti-Takeover Provisions of Delaware Law and our Charter and Bylaws

Staggered Board of Directors

Our Charter provides that our board of directors is classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings. Furthermore, because our board of directors is classified, directors may be removed only with cause by a majority of our outstanding shares.

Special Meeting of Stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Warrants

Each warrant entitles the registered holder to purchase one share of common stock at a price of $172.50 per share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise his, her or its warrants only for a whole number of shares of common stock.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.